SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION's ProLab(TM) 3G-324M Test Solution is Adopted by NTT DoCoMo dated April 10, 2007.

     2. Press release re RADVISION(R) Technology Delivers IPTV Set Top Box Solutions dated April 17, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION's ProLab(TM) 3G-324M Test Solution is Adopted by NTT DoCoMo

Tuesday April 10, 4:05 pm ET

ProLab 3G-324M Supports Connectivity Verification and Analysis for 3G Handset Video Applications

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that its ProLab 3G-324M Test Solution was purchased by NTT DoCoMo.

NTT DoCoMo commented that the decision to purchase the ProLab 3G-324M Test Solution was based on its rich feature set. These features include the simulation of 3G-324M signaling and media, the monitoring of H.223, H.245 and media. In addition, the ProLab 3G-324M Test Solution supports IMTC and GCF test case scenarios.

Adi Paz, Senior Director of Product Management and Marketing for the ProLab family of testing solutions for RADVISION's Technology Business Unit, said: "The fact that ProLab was bought by an operator of NTT DoCoMo's stature is an honor for RADVISION. The ProLab 3G-324M testing solution was also certified by GCF and PTCRB. RADVISION will add more features to the ProLab family of testing and analysis solutions, not only for 3G-324M, but also for NGN (Next Generation Networks) for customers to easily execute high level tests in a shorter period."

RADVISION's ProLab 3G-324M Test Solution supports the following features:

     o    Intuitive operation and easy to use

     o    Multi-protocol support, such as SIP, H.323, 3G-324M and NGN

     o Multimedia support for H.263, H.264 and MPEG-4 in addition to voice codecs

     o Support for WNSRP fast video setup and Annex K of H.324 Recommendation, or the Media Oriented Negotiation Acceleration Procedure (MONA). MONA is a group of complementary techniques designed to significantly reduce delay in H.324 call setup time. These include Accelerated Connect Procedure (ACP) and Media Preconfigured Channels
          (MPC).

     o Interceptor feature which monitors the signaling and media between two 3G handsets without affecting them

     o    Network trouble simulation and video quality analyzer

     o    Automatic test case execution and automatic test result evaluation

     o    Support  for  XML/SOAP  to  run  with  customer's   existing   testing
          environment


The ProLab 3G-324M Test Solution is deployed by 3G vendors and mobile operators throughout the world.

For more information, see:
http://www.radvision.com/Products/TestingTools/ProLab/

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) Technology Delivers IPTV Set Top Box Solutions

Tuesday April 17, 7:00 am ET

New Intel Media Processor Offers Advanced Videophone Capabilities Powered by RADVISION Technology

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that the company's Multimedia Terminal Framework and Advanced RTP Toolkit is bringing new IP video-based communications capabilities to the Set Top Box (STB) when coupled with the new Intel(R) ICE 2110 Media Processor.

"We are excited to be working with RADVISION to bring video-based personal communications to the Set Top Box," said William O. Leszinske, Jr., General Manager of Intel's Consumer Electronics Group. "Consumers have more choices than ever before with new services, such as video phone and video conferencing. Intel's new media processor enables the delivery of these services to the home while providing headroom for future services."

RADVISION's Multimedia Terminal Framework allows application developers to focus on application development, hardware integration and user interaction rather than complex VoIP standards when developing IP Set Top Boxes, as well as other Customer Premise Equipment (CPE) devices, such as wireline and wireless terminals, IADs, and mobile handsets. This enables faster time-to-market. The framework is a complete solution; encompassing signaling, call control and media management.

RADVISION is developing the entire videoconferencing application for Intel's media processing platform, integrating third party audio and video codecs with the platform's peripherals, and developing a reference application for OEMs. This is enabling rapid development and short time-to-market, while maintaining high flexibility and extensibility.

"At RADVISION we believe that the IP STB will soon be the epicenter of communications in the home," added Zeev Bikowsky, General Manager of RADVISION's Technology Business Unit. "IP-based videoconferencing technology opens the door to an unlimited number of new, compelling value-added services for the digital home, based on strong networked media platforms like Intel's. RADVISION's ability to offer a complete solution will help operators build these services."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  April 30, 2007